

Mail Stop 3720

October 16, 2009

David L. Warnock
Chief Executive Officer
Camden Learning Corporation
500 East Pratt Street, Suite 1200
Baltimore, MD 21202

> **RE: Camden Learning Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 13, 2009**
> **File No. 000-52919**

Dear Mr. Warnock:

We have completed our review of your preliminary proxy statement and have no further comments at this time.

Sincerely,

/s/ Jay Knight

for Larry Spirgel
Assistant Director

cc: via facsimile at (212) 370-7889
Adam Mimeles
(Ellenoff Grossman & Schole LLP)